

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING CIRCULAR UNDER THE SECURITIES ACT OF 1933

Greenbelt Resources Corporation
(Exact name of issuer as specified in its charter)

Nevada
(State of other jurisdiction of incorporation or organization)

3500 Dry Creek Road, Unit 6
Paso Robles, CA 93446
Phone: (888) 995-4726
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Darren Eng
Chief Executive Officer
3500 Dry Creek Road, Unit 6 Paso Robles, CA 93446
Phone: (310) 567-4844
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Laura Anthony, Esq.
Legal & Compliance, LLC
330 Clematis Street, Suite 217
West Palm Beach, FL 33401
Phone: 561-514-0936
Fax: 561-514-0832

9511	91 - 2107890
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering Circular shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. SIGNIFICANT PARTIES.

(a) Directors of the Issuer.

The Directors of the Issuer are named below. The business address for each individual is 3500 Dry Creek Road, Unit 6 Paso Robles, CA 93446.

Darren Eng
Floyd S. Butterfield

(b) Officers of the Issuer.

The Officers of the Issuer are named below. The business address for each individual is 3500 Dry Creek Road, Unit 6 Paso Robles, CA 93446.

.

Name	Title
Darren Eng	Chief Executive Officer & President
Floyd S. Butterfield	Chief Technology Officer, Treasurer
Joseph Pivinski	Chief Financial Officer

(c) General Partners of the Issuer. Not applicable.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities.

The record owners of 5 percent (5.0%) or more of the Issuer's Common and Preferred Stock and the amounts owned are as follows:

Common Stock

Name and Address of Owner	Shares	Percentage
Darren Eng 3500 Dry Creek Road, Unit 6 Paso Robles, CA 93446	36, 500,000	14.06%
Floyd S. Butterfield 3500 Dry Creek Road, Unit 6 Paso Robles, CA 93446	57,500,000	22.5%

Series A Preferred Stock None authorized or outstanding.

Series B Convertible Preferred Stock

Name and Address of Owner	Shares	Percentage

Floyd S. Butterfield 3500 Dry Creek Road, Unit 6 Paso Robles, CA 93446	5,000,000	100.0%

Series C Preferred Stock

Name and Address of Owner	Shares	Percentage
Darren Eng 3500 Dry Creek Road, Unit 6 Paso Robles, CA 93446	2,500,000	50.00%
Floyd S. Butterfield 3500 Dry Creek Road, Unit 6 Paso Robles, CA 93446	2,500,000	50.0%

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities. See Item 1(d) above.

(f) Promoters of the issuer. None

(g) Affiliates of the issuer. The Issuer has no affiliates other than the Directors and Officers listed above.

(h) Counsel to the Issuer with respect to the Proposed Filing.

Laura Anthony, Esq.
Legal & Compliance, LLC
330 Clematis Street, Suite 217
West Palm Beach, FL 33401

(i) Underwriters with respect to the Proposed Filing. None – Issuer is selling securities directly. However, the issuer reserves the right to engage a registered broker dealer to sell the securities on its behalf.

(j) Directors of the Underwriter. Not applicable.

(k) Officers of the Underwriter. Not applicable.

(l) General Partners of the Underwriter. Not applicable.

(k) Counsel to the Underwriter. Not applicable.

ITEM 2. APPLICATION OF RULE 262.

None of the persons identified in response to Item 1 is subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. AFFILIATE SALES.

Not applicable.

ITEM 4. JURISDICTIONS IN WHICH SECURITIES ARE TO BE OFFERED.

(a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons. However, the issuer reserves the right to engage a registered broker dealer to sell the securities on its behalf.

(b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each State, as and if necessary: California, New York, and Iowa. Furthermore, the securities in this proposed offering will be offered in such states as the Issuer determines, subject to qualification or registration in each state, as and if necessary. Although the Issuer is not using a selling agent or finder in connection with this offering, it may use a website as an online portal and information management tool in connection with the offering. The website is owned and operated by the Issuer and can be viewed at http://www.greenbeltresources.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the securities offered in this proposed offering, a prospective Investor must complete, sign and deliver the executed Subscription Agreement and wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investors section of the Website hosting this Offering will be coded to only allow access to invest to those prospective investors that reside in jurisdictions where the offering is registered and meet any State-Specific Investor Suitability Standards.

ITEM 5. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR.

During the year prior to the date of this filing, Greenbelt Resources Corporation sold 54,858,914 unregistered shares of common stock.

ITEM 6. OTHER PRESENT OR PROPOSED OFFERINGS.

Neither the Issuer nor any of its affiliates is presently offering or contemplating the offering of any securities other than those covered by this Form 1-A. The securities covered by this Form 1-A include 60,000,000 shares of Common Stock, 4,000,000 of which are being offered by selling shareholders and 56,000,000 of which are being offered by the Company.

ITEM 7. MARKETING ARRANGEMENTS.

(a) The Issuer, the persons named in response to Item 1 and the selling stockholders are not aware of any arrangement for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered; or

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable.

ITEM 8. RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN OFFERING CIRCULAR.

No expert named in the Offering Circular as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

ITEM 9. USE OF A SOLICITATION OF INTEREST DOCUMENT.

The Issuer has not used any publication, whether or not authorized by Rule 254, prior to the filing of this notification.

PART II – OFFERING CIRCULAR

Greenbelt Resources Corporation
(Exact name of Company as set forth in Charter)

3500 Dry Creek Road, Unit 6
Paso Robles, CA 93446
(888) 995-4726

Persons to contact at Company with respect to offering: Darren Eng; Joseph Pivinski

Best Efforts Offering of 60,000,000 Shares of
Common Stock for a purchase price of $0.0375 per Share

Greenbelt Resources Corporation ("us," "we," "our," the "Company" or "Greenbelt") is an early stage revenue producing operating company which emerged from the development stage in December, 2012.

Investing in our Common Stock involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 12. This offering circular relates to the offer and sale or other disposition of 56,000,000 shares of our common stock, par value $0.001 per share (the "Common Stock"), at a price of $0.0375 per share, by us and the offer and sale or other disposition of 4,000,000 shares of our common stock, at a price of $0.0375 per share, by the selling stockholders named in this offering circular. Each share shall have a stated value of $0.001 per share.

The Company has not declared or paid dividends on its common stock nor does it intend to do so in the foreseeable future.

The proposed sale will begin as soon as practicable after this Offering Circular has been qualified by the Securities and Exchange Commission (the "SEC"). The offering will begin on the effective date and continue until the Company has sold all of the shares offered hereby or on such earlier date as the Company may close or terminate the Offering. The shares offered hereby are offered on a "best efforts" basis. No minimum sale is required, and there is no minimum offering.

There is, at this time, no public market for our Common Stock.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDERAN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THE SHARES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SHARES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE POTENTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SHARES HAVE NOT BEEN

APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Title of Each Class of Securities	Amount to be Offered	Price Per Share	Underwriting Discounts and Commissions[1]	Proceeds to Issuer
Common Stock **(1), (2)**	60,000,000	$0.0375	$ 0	$2,250,000
Total	60,000,000	$0.0375	$ 0	$2,250,000

(1) Direct Placement

The Company plans to offer and sell 56,000,000 shares directly to investors and has not retained any underwriters, brokers or placement agents in connection with the Offering. The estimated cost of this offering is approximately $115,000. This cost will be paid directly by the Company, and no proceeds of the offering are expected to be used for this purpose.

(2) Existing Shareholder Sales

The amount being offered includes the re-sale of 4,000,000 shares of Common Stock currently held by existing stockholders who are also officers and directors. The proceeds received from the offer and sale of these shares, if any, will be allocated to the Company and the selling shareholders in a ratio of 93.5% to the Company and 6.5% to the selling shareholders as proceeds are collected.

This Offering Circular is valid for nine (9) months after qualification by the SEC.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE SECTION TITLED, "RISK FACTORS" REGARDING RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OTHER THAN AN INVESTMENT IN THE STOCK DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SHARES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SHARES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES MAY BE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE

FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES

THE SHARES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACTS AND SUCH LAWS. THE INTERESTS MAY BE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE STOCK HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[x] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following States	*State File No.*	*Effective Date*
New York		
California		
Iowa		

TABLE OF CONTENTS

ABOUT THIS OFFERING CIRCULAR

This Offering Circular describes the offer and sale by us and by the selling stockholders of Common Stock pursuant to the exemption from registration provided by Section 3(b) of the Securities Act and Regulation A promulgated thereunder.

This Offering Circular speaks only as of the date hereof.

This Offering Circular describes the offering of Common Stock under two main headings: "The Company and Business Summary" and "The Offering".

We will amend this Offering Circular whenever the information it contains has become false or misleading in light of existing circumstances and for other purposes, such as to disclose material developments related to the Common Stock, to update required financial statements or if there has been a fundamental change in the information initially presented. We will file an amended Offering Circular as part of an amendment to our Form 1-A, which we will file with the SEC, state regulators or other appropriate regulatory bodies. Our amended Offering Circular will be posted on our website when the amendment has been qualified by the SEC. Although the Issuer is not using a selling agent or finder in connection with this offering, it will use a website as an online portal and information management tool in connection with the offering. The website is owned and operated by the Issuer and can be viewed at http://www.greenbeltresources.com.

The Common Stock shares are not available for offer and sale to residents of every state. Our website will indicate the states where residents may purchase shares of Common Stock. We will post on our website any special suitability standards or other conditions applicable to purchases of the shares of the Common Stock in certain states that are not otherwise set forth in this Offering Circular.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of approximately _____ pages.

SUMMARY INFORMATION, RISK FACTORS AND DILUTION

IMPORTANT NOTICE TO INVESTORS

The following Business Summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Common Stock. You should carefully read the entire Offering Circular; especially the section concerning the risks associated with the investment in Common Stock, discussed under the Risk Factors section.

Unless we state otherwise the terms "we", "us", "our", "Company", "Greenbelt", "management", or similar terms collectively refer to Greenbelt Resources Corporation, a Nevada corporation.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled Cautionary Statement Regarding Forward-Looking Statements.

THE COMPANY AND BUSINESS SUMMARY

Greenbelt Resources Corporation (the "Company") was organized in 2001 under the laws of the State of Nevada as "Originally New York, Inc."

The Company's headquarters are located in Paso Robles, California.

The Company is a green technology company and its Common Stock is quoted on the OTC Markets Group – OTC Pink: Current Information and prepares annual and quarterly financial statements under U.S. Generally Accepted Accounting Principles. Our financial statements can be found on the OTC Markets website and our website at www.greenbeltresources.com. Our stock symbol is GRCO.

The Company's acquired technology in a business transaction in 2006 which was incorporated into a small-scale biomass/waste-to-ethanol pilot plant then under development. This plant was a research and development facility which supported the Company's business model in the biomass/waste-to-energy markets until 2014. During 2014, the plant became operational and is currently used for revenue producing projects.

The Company is in the business of primarily selling its products and services to third parties but also establishes projects for self-deployment of its technology at its own operating facility to address needs for local waste recycling and local energy.

The Company's business model is to design, develop, construct and implement technology focused on delivering small, commercial scale, end-to-end modular solutions that enable localized processing of locally available resources into sellable products. The Company's technology makes the production of advanced biofuel and other products reliable, practical, and efficient through the deployment of a network of innovative, cost effective, sustainable energy production systems.

Domestic and international target markets currently include cities, counties, universities, food producers, beverage makers/distributors and other generators of waste products and other input resources suitable for recycling into usable products such as ethanol, fertilizer and filtered water.

THE OFFERING

Common Stock Offered	60,000,000 shares **(1)**
Offering Price	$0.0375 per share
Common Stock Currently Outstanding	275,000,000 shares
Common Stock Outstanding at Maximum Offering	331,000,000 shares (assuming all securities offered herein are sold) **(1)**
Dividend Policy	To date, no dividends have been paid on our Common Stock. Dividends on Common Stock will be payable when, as and if declared by the Board of Directors, or an authorized committee of the Board of Directors.
Use of Proceeds	The net proceeds to the Company from the sale of shares of Common Stock to the Company, after giving effect to the $150,000 in proceeds attributable to re-sales by the selling stockholders will be: $2,100,000 if 100% of the shares are sold; $1,050,000 if 50% of the shares are sold. Notwithstanding the exact amount of net proceeds available, the Company expects to use the net proceeds for construction and sale of a waste to ethanol facility, sales efforts and working capital purposes. The Minimum Amount to be purchased is Five Thousand Dollars ($5,000.00) and whole shares must be purchased. We have made no arrangements to place subscription proceeds/funds in an escrow, trust or similar account, which means that the proceeds/funds from the sale of the shares will be immediately available to us for use in our operations and once received and accepted are irrevocable. **(1)** Includes 4,000,000 shares being resold by the selling stockholders.

RISK FACTORS

An investment in our Company's Common Stock involves high degree of risk. You should carefully consider each of the following risks and all of the information set forth in this Offering Circular before deciding to invest in our Common Stock. If any of the following risks and uncertainties develops into an actual event, our business financial condition, results of operations and cash flows could be materially adversely affected. In that case the price of our Common Stock could decline and you may lose all or part of your investment. In connection with the forward-looking cautionary statements that appear in this Offering Circular you should also carefully review the cautionary statement referred to under Cautionary Statement Concerning Forward Looking Statements.

RISK FACTORS RELATED TO THE ISSUER'S BUSINESS

Early Stage Business

Greenbelt Resources Corporation was organized in 2001 under the laws of the State of Nevada as "Originally New York, Inc." The Company's headquarters are located in Paso Robles, California. The Company acquired technology in a business transaction in 2006 which was incorporated into a small-scale biomass/waste-to-ethanol pilot plant then under development. This plant was a research and development facility which supported the Company's business model in the biomass/waste-to-energy markets.

We need capital to fund operations. We have a limited operating history with our current business model upon which an evaluation of our prospects and future performance can be made. Our operations are subject to all business risks associated with enterprises with a limited operational history. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the expansion of an early stage business in an emerging industry. There is a possibility that we could sustain losses in the future and there can be no assurances that we will be successful in developing profitable operations.

Absence of Established Markets

Our innovative, award winning technologies have established us as a leader in a field which has no current formal established markets or distribution channels for our products and services.

We have identified and prioritized specific target markets where we believe the deployment of our technologies will financially benefit the customer, the environment and Greenbelt but need to develop and execute a sales strategy for each of these. Also, for any company which may develop cost effective technology similar to ours, there are no substantial barriers to entry.

Our Financial Success can be Influenced by Commodity Price Changes

The Company's construction/ production processes and revenue streams can be adversely affected by price increases in certain commodities which we may not be able to pass on to our customers, or price decreases which may adversely affect the selling prices of our products and services. In particular, we are dependent upon favorable pricing for ethanol, steel, feed, fertilizer and water.

No part of the proceeds from this offering will be used for financial hedging strategies with respect to this risk.

We may Not be able to Manage our Growth Effectively

We expect to expand significantly and intend to maintain a growth focus. However, growth will place additional demands and strains on our executive team and other resources and we cannot be sure that we will be able to manage growth effectively. In order to successfully manage our growth, we may need to:

- Expand and enhance our operations infrastructure;
- Continue to improve our supply chain logistics and delivery cycle time information systems and controls; and
- Expand and enhance our sales and marketing infrastructure.

We cannot assure you that our infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we are unable to manage our growth effectively, our business, financial condition and results of operations will be adversely affected.

We may Not be able to Successfully Anticipate Technological Advances within our Industry or by Potential Competitors.

Our business relies on proprietary system designs and scientific technologies which are essential to our production processes and our revenue streams. Technologies can evolve rapidly in our industry and are characterized by both evolutionary and revolutionary technological advances.

If, for example, another alternative to ethanol as a fuel additive were to be developed, it may impact demand for the ethanol we produce and therefore reduce the value of this particular revenue stream.

We are Subject to Indirect Competition

Our products and services may compete with well established businesses in other industries which provide complementary value.

For example, we provide a relatively cost effective alternative for certain customers to dispose of the organic waste material and feedstock we use as a raw material input in our processes in comparison to the current conventional disposal methods provided by haul away services. by truck or other mode of transportation.

We will Not be able to Realize our Approximate $3.4 million Federal Tax Net Operating Loss Carry Forward if we Don't achieve Profitability or if there is a Significant Ownership Change

The Company has a federal net operating tax loss carry forwards of approximately $3.4 million at December 31, 2014 expiring in various periods through 2029. Utilization of the net operating loss carry forwards depends on future net income and may also be limited in the future in the event of a significant ownership change.

We are conducting a Direct Primary Offering with No Minimum Amount Required to be Raised

We can accept your investment funds at any time without any other investment funds being raised and may not raise sufficient funds to operate our business beyond the next twelve months.

There is no minimum amount required to be raised before we can accept your investment funds and, as a result, investment funds will not be placed in an escrow account pending the attainment of a minimum amount of proceeds. Also, we may not sell enough shares of Common Stock in the offering to continue our operations beyond the next twelve months as we believe that we need to raise a minimum of $1,050,000 in this offering to achieve a level of sustainable operations in terms of profits and cash flows. Once we accept your investment funds, there will be no obligation to return your funds even though no other investment funds are raised. Also, there may be insufficient funds raised through this direct primary offering to continue our operations beyond the next twelve months. Thus, you may be one of only a few investors in this offering in which you acquire Common Stock in a company that continues to be under-capitalized. A future lack of sufficient funds to pay expenses and for working capital will negatively impact our ability to successfully implement and complete our plan of operation and execute our business plan.

Our Executive Officers are Crucial to our Business

Our early stage business is significantly dependent on retaining our current management team; namely Darren Eng, Floyd Butterfield and Joseph Pivinski, our CEO, CTO and CFO, respectively. Their qualifications are set forth herein.

The loss of service of these key personnel could result in significant disruption to our operations, including growth plans and operating results.

Risks of Borrowing

Since 2012, the Company has not incurred any significant debt and the Company does not presently intend to incur debt if it sells all of the securities included in this offering. However, should the Company determine that short or long term secured debt is in the best interests of the Company, there are possible risks which could have a significant adverse effect on its business.

If the Company incurs indebtedness, a portion of the Company's cash flow will need to be dedicated to the payment of principal and interest. Loan agreements also may contain restrictive covenants which can impair the Company's operating flexibility. Such loan agreements could also provide for default under certain circumstances, which could result in a loan becoming immediately due and payable and repayment will be senior to the rights of the Common Stockholders.

Successful Execution of the Business Plan

The Company's current business model and business plans may change significantly and management reserves the right to modify this model and these plans depending on future events. Our business has been and is capital intensive and may require the Company to incur significant up front cash outlays in anticipation of future cash inflows.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company has complete discretion to use the funds obtained from this Offering, not only for purposes presently contemplated but for any corporate purpose it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors in the Common Stock offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Management Control of our Common Stock and Preferred Stock

As of December 31, 2015 the Company's Officers and Directors owned approximately 37.5% of the Company's outstanding Common Stock. Upon completion of this Offering, the Company's Officers and Directors will own approximately 28.6% of the outstanding common stock.

Also, 5,000,000 shares of Series B Convertible Preferred Stock were owned and held in a Voting Trust, the sole Trustee of which is an officer and director of the Company. Each share of Series B Convertible Preferred Stock can be converted into one (1) share of Common Stock

In addition, 5,000,000 shares of Series C Preferred Stock were owned and held by Officers and Directors of the Company.

The Series C shares divide voting rights equally among the Board of Directors at the time of each vote and have either (a) a 100-to-1 voting right as a group or (b) have a 51% voting right in the event 100-to-1 is no longer a majority vote.

See *"Certain Factors Related to our Preferred Stock – Markets, Trading and Liquidity"* below.

We have Never paid Dividends and do not Expect to pay Dividends on our Common Stock in the Foreseeable Future.

The Company has never declared or paid any cash dividends on its common stock and currently intends to retain any future cash and earnings to finance the expansion of its business. As a result, the Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

The Company currently owns a patent (U.S. Patent Application No. 14/263687) and anticipates certain services and products to be sold under patents, trademarks, trade names and perhaps copyrights. The Company may also rely on trade secrets to protect intellectual property, proprietary technology and processes which the Company has acquired, developed or may develop in the future.

It is possible that this intellectual property could become significant assets and may provide both product recognition and commercial sale or licensing revenues. The Company intends on seeking patent and other intellectual property protection covering services and products, as appropriate.

The Company believes it holds certain common law trademark and trade name rights. Additionally, as the Company develops and improves technologies, it will make applications to seek patent protections using best efforts to ensure the rights to all intellectual property potentially held are adequately protected.

There can, however, be no assurance that these rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the rapid development of the principles of law pertaining to this area.

The Company's Ability to Continue as a Going Concern

We have not yet achieved profitable operations and may incur losses as the business develops. The Company does not yet have a history of financial stability and has incurred a cumulative net loss since the inception of its current business model of approximately $1.1 million. The principal sources of liquidity have been the issuance of since extinguished convertible debt, equity securities and officer loans.

These factors raise doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue operations is dependent on the success of management's plans, which include the operational business model described herein and obtaining capital from funds provided by operations and this Offering.

The Company will require these funds to finance the growth of its expected future operations. The Company's current available cash along with anticipated cash will be insufficient to meet its cash needs for the long-term future.

Certain Factors Related to our Common Stock – Market, Trading and Liquidly

We do not meet the criteria to list our securities on an exchange such as The NASDAQ Stock Market and our Common Stock may be difficult to sell.

We are currently part of the OTC Markets quotation marketplace and have been for several years. The OTC Markets divide issuers into three (3) levels of quotation marketplaces: OTCQX, OTCQB and OTC Pink. The OTC Pink, which includes the highest-risk, highly speculative securities, is further divided into three (3) tiers: *Current Information. Limited Information and No Information*, based solely on the level of disclosure and public information made available by the company either through the SEC or posted on the OTC Markets. The OTC Pink includes companies in all stages of development.

Greenbelt is an early stage operating company and has *Current Information* status on the OTC Pink. Companies with Current Information status include both companies that are subject to and current in their SEC Exchange Act reporting requirements and companies that file current information in accordance with OTC Markers Alternative Reporting Standards. Our symbol is *GRCO*.

Greenbelt has filed Quarterly and Annual (unaudited) Financial Statements in accordance with U.S. Generally Accepted Accounting Principles on a timely basis, submitted Annual Attorney Letter's and Agreement's as required, published all necessary news releases regarding material corporate events and submitted CEO & CFO Certifications that track SEC Rule 15c2-11.

Securities quoted on the OTC Market's generally lack liquidity and analyst coverage. This can result in lower prices for our Common Stock than might otherwise be obtained if we met the criteria to list our securities on a larger or more established exchange and could also result in a larger spread between the bid and asked prices for our stock. Also, potential relatively small trading volume would likely make it difficult for our shareholders to sell common stock when and if they choose. As a result, investors may not always be able to resell shares of our stock publicly at the time and prices that they feel are fair or appropriate.

There is a very limited market for our Common Stock at this time and following the offering made by this Offering Circular there is no assurance that a market will further develop.

We may be Subject to Penny Stock Regulations and Restrictions, and you may have Difficulty Selling Shares of our Common Stock.

The Company's common stock may be subject to certain rules, restrictions and regulations relating to "penny stock" (generally defined as any equity security that has a market or exercise price less than $5.00 per share, subject to certain exemptions – the "Penny Stock Rule"). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales to persons other than established customers and institutional qualified or accredited investors.

For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for could again significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The Present Price and Limited Market for our Common Stock may make our Common Stock Price Highly Volatile.

If a market for our Common Stock develops, there could be volatility in the future volume and market price. This volatility may be caused by a variety of factors, including the lack of readily available quotations and low trading volume, variations in our operating results, litigation involving us, factors relating to our industry, actions by governmental agencies, national economic and stock market considerations and other events and circumstances beyond our control.

Offers or Availability for Sale of a Substantial Number of Shares of our Common Stock may Cause the Price of our Common Stock to Decline.

Our stockholders could sell substantial amounts of Common Stock in the public market, including shares upon the expiration of any statutory holding period under Rule 144 of the Securities Act of 1933 (the "Securities Act"), if available, or upon trading limitation periods. Such volume could create a circumstance commonly referred to as an "overhang" and in anticipation of which the market price of our Common Stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to secure additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Certain Factors Related to our Preferred Stock – Markets, Trading and Liquidity

Our Series B Convertible Preferred Stock and Series C Preferred Stock are available only to Officers and Directors of the Company and do not trade and will not trade in any marketplace. Each Series is redeemable only by the Company.

Potential Long Term Nature of Investment

An investment in the Company's Common Stock may be long term and illiquid. The Common Stock being offered here will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Accordingly, purchasers must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Compliance with Securities Laws

The Company's Common Stock is being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable California Securities Laws and other applicable state securities laws. If the sale of the Common Stock were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Common Stock. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers indirectly due to the lack of capital to fund operations associated with these rescissions

Offering Price

The price of the Common Stock offered has been arbitrarily established by us, considering such matters as the state of our business development and the general condition of the industry in which we operate. The Offering price bears no relationship to our net assets, results of operations or any other objective financial criteria.

Lack of Underwriter

The Common Stock is directly offered on a "best efforts" basis by the Company and its Officers and Directors, without compensation. Accordingly, there is no assurance that the Company will sell the maximum Common Stock offered or any lesser amount.

Other Risks

In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Offering Circular that are forward-looking in nature are based on the current beliefs of our management as well as assumptions made by and information currently available to management, including statements related to the markets for our products, general trends in our operations or financial results, plans, expectations, estimates and beliefs.

In this Offering Circular, words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "project," "should," "target," "will," "would" or other words that convey uncertainty of future events or outcomes are used to identify these forward-looking statements. Actual results may differ materially from those indicated by forward-looking statements as a result of various important factors, including risks relating to: the ability to implement the Company's business plan, to build marketing capability for new business, conduct development and commercialization activities and the ability to obtain, maintain and enforce patent and other intellectual property protection. These and other risks are described in greater detail in the section entitled *Risk Factors* beginning on page 12. If one or more risk factors materialize, or if any underlying assumptions prove incorrect, actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, any forward-looking statements in this offering represent the Company's views only as of the date of this offering and should not be relied upon as representing the Company's views as of any subsequent date. The Company anticipates that subsequent events and developments will cause its views to change. However, while the Company may elect to update these forward-looking statements publicly at some point in the future, the Company specifically disclaims any obligation to provide updates, except as may be required by law, whether as a result of new information, future events or otherwise. If the Company consummates the offering, the descriptions of its strategy, future operations and financial position, future revenues, projected costs and prospects and the plans and objectives of management in this proxy statement may no longer be applicable.

BUSINESS AND PROPERTIES

Executive Summary

Greenbelt Resources Corporation was organized in 2001 under the laws of the State of Nevada as "Originally New York, Inc." The Company's headquarters are located in Paso Robles, California. The Company is a green technology company and its Common Stock is quoted on the OTC Markets under the symbol GRCO.

Greenbelt is a producer of cost-effective modular sustainable energy production systems that recycles / converts resources (wastes or crops) into sellable products.

The Company provides end-to-end resource-to-ethanol technology solutions designed for localized processing of locally generated resources (such as waste or energy crops) into locally consumed ethanol, fertilizer and filtered and distilled water. The Company's ethanol plant distillation modules are built around the award winning Butterfield Closed Cycle System™. The ethanol dehydration modules are proprietary energy efficient molecular separation systems built around a patent pending module design housing zeolite ceramic membrane tubes.

The Company's business model is to design, develop, construct and implement technology focused on delivering scalable, modular solutions that enable localized processing of locally available resources into sellable products. The Company's technology makes the production of advanced biofuel and other products reliable, practical, and efficient through the deployment of a network of innovative, cos effective, sustainable energy production systems.

The small, commercial scale, modular systems engineered and constructed by the Company enables the production of commercially-viable advanced biofuel (bio-ethanol) from beverage waste, food waste, energy crops and other cellulosic material with a minimal impact on the environment through energy efficient technology and narrow footprint deployments.

The Company sells its products and services to third parties and has established projects for self-deployment of its technology to address needs for local waste recycling and local energy

To date, the Company has sold its products and services in the form of purchase contracts for systems designed, manufactured, delivered and installed by the Company including ongoing technical support and monitoring services to remotely oversee the operation of the facility's automated systems. Revenue is currently generated from the sale of such systems and services. In addition to selling the systems and services to third parties, the Company plans to own or partially own complete systems operated either as leased or jointly owned and operated business ventures.

With its highly experienced technical team, Greenbelt designs and builds its modular systems in its manufacturing facility located in Paso Robles, CA and sells them to third parties under a BO model – build & operate. The company provides ongoing technical support and monitoring services for each deployment for an annual fee.

We also operate our own system in a facility in Paso Robles providing a feedstock processing service which produces ethanol and various other products for multiple customers. The Company intends to expand its onsite feedstock processing capacity by building a second system in Paso Robles for its own use to both process feedstock and sell the end products produced.

Revenue from these systems may come from tipping fees received to accept waste, the sale of the resulting consumable products and management fees for guiding the operation of each facility. Revenue from leased systems will come from lease payments and service contract fees. In addition, revenue may be generated from various government incentive programs depending on the exact nature of each system, its location and the nature of the feedstock or other resource it converts.

The key to implementing our business plan is to obtain capital to develop these and other multiple revenue streams.

Products and System Overview

The Company designs, manufactures and operates small scale, modular, centrally monitored automated and semi-automated waste (or feedstock) -to-energy systems.

The standard system incorporates technology which allows for the conversion and processing of a variety of solid and liquid feedstocks including beer waste, waste wine, dairy products waste, agricultural waste, energy crops, miscellaneous food waste, surplus grains and other cellulosic material.

Controlled by proprietary advanced process controls, the system takes advantage of an energy efficient design and limited labor demand to produce multiple possible revenue streams, including tipping fees for processing waste feedstocks, sales of ethanol, fertilizer, animal feed, distilled water and electricity and payments from a variety of incentive programs.

Our proven technology takes in locally available feedstocks such as food waste, waste beverages, food or beverage processing wastes, certain agricultural wastes and/or specialty grown energy crops and converts them into sellable products. The standard Greenbelt system is configured in a series of automated and semi-automated "modules", each designed for efficient performance in a specific step in the conversion process. The steps required depends on the characteristics of each feedstock and may include: *feedstock processing; fermentation; distillation; ethanol dehydration and stillage filtration.*

The *feedstock processing step* (if necessary) prepares the feedstock for fermentation by making simple sugars available. Feedstock processing may include grinding or mashing up solid, and/or adding water, heat, and/or enzymes to break down starches or cellulose into simple sugars available in a uniformly viscous solution.

The *fermentation step* is the process of adding yeast to a uniformly viscous liquid in which the yeast will consume the sugars and convert them into ethanol.

The *distillation step* is the process of separating out the ethanol by boiling the liquid to turn the ethanol, and some of the water into a vapor and then capturing the ethanol through a condensation process.

The *ethanol dehydration step* is the process of removing the last bit of water from the hydrous (or wet) ethanol through a reverse osmosis process.

The *stillage filtration step* (if necessary) is the process of removing a majority of the water in the remaining material that contains yeast and the other parts of the feedstock not converted to ethanol.

This waste recycling results in outputs which include ethanol, filtered water, animal feed and fertilizer.

It can also produce electricity to power generators to support local remote and rural community micro-grids for heat and satellite services, the latter of which can provide for Wi-Fi services.

Greenbelt also recently launched a new, innovative service which allows for the use of its operating commercial facility to third party customers for feedstock feasibility testing.

Customers and potential partners can introduce new feedstocks, new feedstock processing techniques or both to evaluate the efficacy of a particular feedstock input to produce ethanol and other outputs. The design of the Greenbelt facility thus provides customers with the capability to demonstrate commercial-scale processing of a multitude of feedstocks. Once again, a small scale modular system design takes advantage of local resources to locally produce sellable products. The services are available confidentially for all customers to address sensitivities regarding customer IP rights.

Industry and Markets

Millions of households across the country struggle to have enough to eat while millions of tons of food are being tossed in the garbage and food waste is increasingly being seen as a serious environmental and economic issue and threat. A recent report indicated that about 60.0 million metric tons of food is wasted a year in the United States alone, with an estimated value of $162.0 billion. In addition, about 32.0 million metric tons of this waste ends up in localized municipal landfills, at a cost of about $1.5 billion a year to local governments.

The report also indicated that beyond the United States, approximately a third of all the food produced in the world is never consumed and the total cost of that food waste could be as high as $400.0 billion annually. One estimate indicated that reducing food waste by 20% - to 50% globally could save $120.0 billion to $300.0 billion annually by 2030.

In addition, in the United States, a rapidly growing body of regulation of waste disposal has increased disposal costs, in turn increasing demand for cost effective, environmentally sound alternative solutions for disposal. Food waste landfill bans are increasing. As these initiatives likely will continue to increase for the foreseeable future, our current and potential target markets will continue to establish themselves and expand and grow.

As our system is able to process multiple feedstocks as input, we segment our potential industry target markets by industry / feedstock type. The second level of segmentation is geographic.

Target industry/feedstocks include:

- separated municipal food wastes - food & beverage industry wastes, including brewery waste;
- agriculture industry wastes from farms – dairy, acid whey, crop residuals;
- dedicated energy crops and advanced biofuel crops;
- public & institutional food industry waste - hospitals, restaurants;
- other inputs suitable for recycling into ethanol, fertilizer, filtered water and animal feed.

Domestic and international target markets include cities, counties, universities, food producers, beverage makers/distributors, remote rural areas, island communities and developing countries.

As owner or co-owner of a network of deployed systems, our target markets will expand to include not only waste generators indicated above but consumers of the outputs; e.g., farmers who are able to utilize outputs as cheaper alternative fuel, animal feed and fertilizer. The latter was the basis of our last system sale to a customer engaged in farming.

Competition & Barriers to Entry

Our products and services may compete with well established businesses in other industries which provide complementary services.

For example, we provide an environmentally sound, cost effective alternative for certain customers to dispose of the organic waste material and feedstocks we use as a raw material input in our processes in lieu of the current conventional disposal method of arranging for hauling that waste by truck or other mode of transportation.

There are currently no direct competitors with our unique, small scale, modular working technology similar to ours.

Competition in our markets will not likely be direct competition from systems producing ethanol and other saleable products, but rather other technological innovations currently not foreseeable.

Unique Value Proposition

We differentiate ourselves by contributing both economic and societal benefits to our customers in local communities, improving local economies and utilizing local resources. Our systems and services can:

•Improve local sanitation (EtOH & distilled water)

• lower waste disposal costs

• reduce waste going to landfills

• Reduce feed/fertilizer cost

- Lower local fuel cost
- Lower local energy cost
- Mitigate transportation issues in rural communities

Revenue Model

The Company sells its products and services in the form of purchase contracts for systems designed, manufactured, delivered and installed by the Company including ongoing technical support and monitoring services to remotely oversee the operation of an installation. Revenue is generated from the sale of such systems and services. In addition to selling the systems and services to customers, the Company plans to own or partially own complete systems operated either as leased or jointly owned and operated business ventures.

System deployments are selected based on a scenario in which the system payback cycle is four years or less to the customer. We expect as manufacturing costs are reduced via further economies of scale than that already accomplished, system sale prices can be reduced if necessary in order to expand potential system sales opportunities.

Each system deployment has multiple possible streams of revenue: waste disposal tipping fees, ethanol sales, feed and fertilizer sales, water sales and potential electricity sales. The company also has other sources of revenue including feedstock processing service fees and technical support & recurring monitoring service fees.

The Company also recently launched a new, innovative service in California which allows for the use of its operating commercial facility by third party customers for feedstock feasibility testing. This fee based service allows customers and potential partners can introduce new feedstocks, new feedstock processing techniques or both to evaluate the efficacy of a particular feedstock input to produce ethanol and other outputs. The design of the Greenbelt facility thus provides customers with the capability to demonstrate commercial-scale processing of a multitude of feedstocks. Once again, a small scale modular system design takes advantage of local resources to locally produce sellable products. The services are available confidentially for all customers to address sensitivities regarding customer IP rights. The service also provides us with some cash flow to support our current infrastructure expense.

The Company expects to expand its onsite feedstock processing capacity by building a second system in California for its own use to both process feedstock and sell the end products produced. As our technology continues to be validated by customers, we anticipate successful customer testing may lead to purchases of our system.

Investment Highlights

• Proprietary technology (U.S. Patent Application: 14/263,687).

• Opportunistic investment with high return potential.

• Multiple revenue streams and customer value propositions.

• Significant domestic and global market potential.

• Seasoned and experienced senior management team.

• Federal and state tax NOL carry forwards of $3.4 MM.

• $1.0 Million prior investment in operating facility.

• Market accepted product with proven technology.

• Winner - The New Economy 2014 international Clean Tech Award: Best Biofuel and Biochemicals Solution.

Challenges

The fundamental challenge for the Company, which dwarfs all others by far, is to acquire capital to fund our operations, infrastructure requirements and the development of sales in our initial target markets. In concert with this is the need to anticipate the market and commence building a system in anticipation of either a future third party sale or for our own use as 4 – 8 months are required to build out. We are, however, cash poor.

The primary segment of our business has been and is capital intensive and requires us to incur significant up front cash outlays prior to matching future cash inflows, analogous to most construction companies. Other revenue streams at times have required customized modification to our processes which again tend to be "up front" costs.

In addition, the sales cycle for our primary system requires a lead time of several months due to the complexity of the product and customer education required.

In summary, the Company, with experienced management and a product line with proven technology evidenced by sales, and with a myriad of potential markets to penetrate, needs capital.

Intellectual Property

The Company believes it holds certain patent protections and common law trademark and trade name rights. Additionally, as the Company develops and improves technologies, it will make applications to seek patent protections using best efforts to ensure the rights to all intellectual property potentially held are adequately protected.

Property

The Company has an operating lease agreement for a 4,800 square foot manufacturing and assembly facility located at 3500 Dry Creek Road, Paso Robles CA 93446. The lease can expire three (3) months from the date of written notice of termination by either party. The facility is used to assemble and test systems prior to customer delivery and leased from an Officer & Director.

The Company has an operating lease agreement for a 3,500 square foot premises used as an operations facility. This facility contains the Company's own biomass/feedstock to ethanol system and is a month to month tenancy.

The Company owned system was developed and constructed at an approximate cost of $1.0 Million and has been all expensed in the Financial Statements as of March 31, 2015.

We believe our current space is adequate for our operations at this time.

Employees

We presently have two (2) full-time employees, Messrs. Darren Eng and Floyd Butterfield. We are dependent upon each employee for implementation of our business plans.

USE OF PROCEEDS

We estimate that our net proceeds, after deducting the proceeds allocable to sales by shareholders offering their shares hereby, assuming all shares of Common Stock offered are sold, will be approximately $2,100,000 (based on an assumed offering price of $0.0375 per share). We intend to use the estimated net proceeds in the manner set forth below as soon as possible and no later than the first 12 months after completion of this offering:

	Approximate Amount	Percent of Proceeds
Expected Use of Proceeds		
Construction of Waste to Ethanol Plant	$1,680,000	80 %

Development of Sales in initial Target Markets	294,000	14
General Working Capital for Operations	126,000	6
Total Proceeds from this Offering	$2,100,000	100 %

In the event that the Company sells 50% of the shares of Common Stock being offered, it expects to disburse the net proceeds as follows:

	Approximate Amount	**Percent of Proceeds**
Expected Use of Proceeds		
Construction of Waste to Ethanol Plant	$776,000	73.9 %
Development of Sales in initial Target Markets	189,000	18.0
General Working Capital for Operations	85,000	8.1
Total Proceeds expected from this Offering	$1,050,000	100 %

In the event we do not raise a sufficient amount of funds in this offering, which in our opinion is no less than 50% of the total proceeds, we currently have no other initiatives in place to finance our growth and proposed expansion.

The above represents the Company's best estimate of its allocation of net proceeds based upon its current business operations, business plans and current economic and business conditions. It is subject to reallocation among the categories listed above.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2014:

- on an actual basis, and
- on a pro forma basis assuming 100% of the Common Stock offered is sold.

You should read the information in this table along with the "Management's Discussion and Analysis of Certain Relevant Factors" and our unaudited Financial Statements and related notes contained therein and in this Offering Circular.

December 31, 2014
(In thousands)

	Actual	**(a) Pro Forma**
Convertible Notes	$36,600	$36,600
Stockholders' equity:		
Series B Convertible preferred stock, par value $0.001, 5,000,000 shares authorized, issued and outstanding	5,000	5,000
Series C Preferred stock, par value $0.001, 5,000,000 shares authorized, issued and outstanding	5,000	5,000
Common stock, par value $0.001, 500,000,000 shares authorized, 251,501,096 shares issued and 250,324,065 outstanding	250,324	306, 324

2014; 311,501,096 issued and 306,324,065 outstanding 2015

Additional paid in capital	3,598,960	5,642,960
Deficit	(4,030,911)	(4,030,911)
Total stockholders' (deficit) equity	(171,627)	1,928,373
Total capitalization	($135,027)	$1,964,973

(a) After giving effect to shares issued through May 12, 2015.

NOTE: AFTER REVIEW OF THE ABOVE, POTENTIAL INVESTORS SHOULD CONSIDER WHETHER OR NOT THE OFFERING PRICE FOR THE SECURITIES IS APPROPRIATE AT THE PRESENT STAGE OF THE COMPANY'S DEVELOPMENT.

IMPLICIT POST-OFFERING VALUE

If all shares of the Common Stock are sold, there would be 331,000,000 shares of Common Stock outstanding At $0.0375 per common share, this would be an implied market value of $12,412,500 ($0.0375 x 331,000,000 shares = $12,412,500).

DILUTION

The difference between the offering price per share of the Common Stock and the pro forma net tangible book value per share of our Common Stock after this Offering constitutes the dilution to purchasers. Net tangible book value per share is determined by dividing our tangible book value, which is our tangible assets less total liabilities, by the number of outstanding shares of our Common Stock on an as converted basis. At December 31, 2014, our net tangible book value was ($219,627), or approximately ($0.00080) per share of Common Stock.

After giving effect to the net sale of 56,000,000 shares of Common Stock and sales attributable to stockholders, our pro forma net tangible book value at December 31, 2014 is $1,880,373 or $(0.0057) per share, representing an immediate increase in net tangible book value of $0.0065 per share to the existing stockholders and an immediate dilution of $0.0065 per share to purchasers in this offering.

The following table illustrates the dilution to the purchasers in this offering on a per-share basis as if the offering had occurred on December 31, 2014 assuming 100.0% of the net proceeds were received.

	December 31, 2014	
Offering price of the Common Stock	$	2,100,000
Net tangible book value before this Offering	$	(219,627)
Increase attributable to purchasers in this Offering	$	1,660,746
Pro forma net tangible book value after this Offering	$	1,880,373
Dilution to purchasers in this Offering	$	364,000

INVESTOR PERCENTAGE OWNERSHIP

If all shares of the Common Stock are sold in this Offering, after giving effect to sales by selling stockholders there would be 331,000,000 shares of Common Stock outstanding. Current shareholders would own 275,000,000 shares of the outstanding Common Stock (83.1%) and investors in this offering would own 56,000,000 shares of the outstanding Common Stock (16.9%).

THE OFFERING

We and current shareholders are offering and selling to potential investors a maximum of 60,000,000 shares of our Common Stock for a purchase price of $0.0375 per share, 4,000,000 of which are being offered by current shareholders. Each share shall have a stated value of $0.001 per share. Dividends on Common Stock will be payable on a cumulative basis when, as and if declared by our Board of Directors, or an authorized committee of the Board of Directors.

The Common Stock will be offered on a direct primary, self-underwritten basis (that is without the use of a broker-dealer) by the Company and our Officers and Directors during the offering period discussed below to a maximum number of 60,000,000. However, we reserve the right to engage a registered broker dealer to sell the securities on our behalf. We will begin sales of our Common Stock on the date that this Offering Circular is deemed qualified by the SEC through and including the sooner of a) the sale of all of the shares offered are sold or b) nine (9) months after the date that this Offering is deemed qualified by the SEC, unless the offering is extended at our sole discretion (the "Offering Period"). Our Board of Directors shall be able, in its discretion, to terminate the offering at any time. Within the Offering Period, we may accept some or all of the subscriptions received as of the date received.

The minimum amount of Common Stock to be purchased by Subscription Agreement is Five Thousand Dollars ($5,000.00) and subscriptions, once received and accepted, are irrevocable. Any subscription may be rejected by us in whole or in part, but no subscription may be revoked by the subscriber except as provided for in this Offering Circular. If a subscription is not accepted, the subscription amount will be returned without interest. We reserve the right to accept or reject your subscription in whole or in part. Our acceptance of your Subscription Agreement is effective when we countersign it for the amount of shares of Common Stock we set forth next to our signature depending on the investment amount. If we accept your Subscription Agreement, we will provide you with a confirmation of your purchase. If we do not accept your subscription, your purchase payment will be returned to you, without interest, within 30 days of our non-acceptance.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding our Directors, executive Officers and significant employees:

Name	Age	Title
Darren Eng	44	Chief Executive Officer and President and Director
Floyd S. Butterfield	59	Chief Technology Officer, Treasurer, and Director
Joseph Pivinski	67	Chief Financial Officer

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our Officers are appointed by our Board of Directors and hold office until removed by the board. All Officers and Directors listed above will remain in office until the next annual meeting of our stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. We can but have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Our Board of Directors appoints Officers annually and each Executive Officer serves at the discretion of our Board of Directors. We do not have any standing committees. Our Board of Directors may in the future determine to pay Directors' fees and reimburse Directors for expenses related to their activities.

Darren Eng is Chief Executive Officer and President of Greenbelt Resources Corporation. Prior to his appointment to CEO, Eng served as a Director commencing in December 2008 and performed the role of Secretary for the Board from April 2009 to September 2009.

Eng has over 20 years of experience in executive leadership roles and entrepreneurial endeavors. As founder and President of The Sponsorship Group, he has been titled Executive Director or Senior Vice President of a number of professional organizations operated and managed by The Sponsorship Group. Past senior management positions include Operational Director of Los Angeles Venture Association and Executive Vice President of the Digital Evolution Center. Prior to leading various startup companies and organizations throughout Southern California, Eng worked for nearly a decade in the environmental industry. From 1994 to 1998, he led teams of scientists and engineers at AECOM (formerly ENSR) as a project and team manager and served as a Level III associate scientist. His work included regulatory compliance and liability assessments of Southern Natural Gas facilities and other large bank-financed industrial properties in the eastern U.S. from Maine to Louisiana.

Eng earned a Bachelor of Science degree in biology (environmental tract) from Yale University in New Haven, Connecticut. Darren is Chairperson of the Green LAVA SIG for LAVA.org. He is also a current member of both the Men's Guild for Children's Hospital Los Angeles and the Yale Science and Engineering Association.

Joe Pivinski possesses broad financial management expertise and exposure to a diverse range of industry sectors over a 35+ year career, including consulting, real estate, construction, manufacturing and staffing and engineering services. He has served in leadership positions in public companies as Senior Vice President and CFO of Consolidated Water Co., Ltd., Vice President - Finance and CFO of Oriole Homes Corp. and CFO of the U.S. subsidiary of Adecco, S.A.

In addition, Joe has held C-level and board positions with other public and private organizations, from development stage to $1.0B in revenues, often with direct responsibility for multiple business functions, including HR, facilities, IR and IT. He has significant experience in regulatory reporting and compliance and accomplishments with international and U.S. capital market transactions and acquisition integration.

Pivinski holds an MBA – Finance from Fordham University and is a CPA. He is a member of Financial Executives International and the National Association of Corporate Directors in Florida.

Floyd S. Butterfield has served as company Secretary since November 2010, Treasurer since October 2008 and as a Director of the company since April 2007. He is the Chief Technology Officer & Innovator of and the Director of Engineering & Manufacturing.

Butterfield has over 25+ years of experience in the biofuel industry and is the designer of the Butterfield Closed Cycle System™ ethanol plant. With his significant experience in ethanol production from a wide variety of conventional and alternative feedstock's and resource inputs, Butterfield's innovative approach to alternative fuel production earned him the top award from the California Department of Food & Agriculture and the California Waste Management's Fuel Alcohol Plant Design Competition in the early 1980's.

Previously, he founded FSB Energy, a provider of design, construction and operational consulting services to the biofuel and geothermal industries. Butterfield also founded and served as COO of Curbside Container Company, where he developed six patents related to recycling containers. He also serves as CEO of FSB Farming, founded in 1983, a diversified farming operation and grower of carrots, spinach and tomatoes for large packing operations.

Butterfield holds a Bachelor of Arts degree in geophysics from Occidental College and attended the Colorado School of Mines Geophysics master's degree program.

REMUNERATION OF DIRECTORS AND OFFICERS

During the fiscal year ended December 31, 2014, the following compensation was paid to the three individuals listed below.

Name	Capacities for which Remuneration was received	Aggregate Remuneration

Darren Eng	Chief Executive Officer, President and Director	$120,000
Floyd S. Butterfield	Chief Technology Officer, Treasurer and Director	$ 120,000
Joseph Pivinski	Chief Financial Officer	$ 21,040

Officer Compensation

The Company pays rent to one Officer and Director.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisors of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company has not issued any stock options to any current or past employees or consultants and has no intention of doing so.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth, as of the date of this Offering Circular, the number of shares of common stock owned of record and beneficially by executive Officers, Directors and persons who hold 5.0% or more of our outstanding common stock. Also included are the shares held by all executive Officers and Directors as a group.

Name and Address of Owner	Shares	Percentage
Darren Eng 3500 Dry Creek Road, Unit 6 Paso Robles, CA 93446	36,500,000	14.6%
Floyd S. Butterfield 3500 Dry Creek Road, Unit 6 Paso Robles, CA 93446	57,500,000	22.5%
All Directors and Officers as a Group	94,000,000	37.5%

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Related Party Transactions

An Officer and Director, Floyd S. Butterfield, is also an Officer, Director, cofounder and 10%+ owner in a company which provides certain components of Greenbelt's system. During the period January 1, 2012 through December 31, 2014 Greenbelt paid approximately $270,000 to this company to incorporate these components into revenue producing products and its research and development facility.

At December 31, 2014, the commitment was fully paid and, under the terms of the agreement, Greenbelt will be provided with these same components for its next system at no cost.

The Company also leases space from Floyd S. Butterfield for manufacturing and assembly. The estimated payments for the initial lease year cannot exceed $30,000.

DESCRIPTION OF SECURITIES

General

We were incorporated in Nevada on March 12, 2001. On April 24, 2014, we amended our Articles of Incorporation such that we have authorized 500,000,000 shares of common stock, $0.001 par value per share.

As of the date of this Offering Circular, before giving effect to re-sales by stockholders, we have outstanding 275,000,000 shares of Common Stock, 5,000,000 shares of Series B Convertible Preferred Stock and 5,000,000 shares of Series C Preferred Stock.

The transfer agent and registrar for our Common Stock is Pacific Stock Transfer Company.

Common Stock

The Company is authorized to issue 500,000,000 shares of Common Stock, par value $0.001 per share.

The holders of the Company's Common Stock are entitled to one vote for each share held of record on all matters submitted for a vote of stockholders. Holders of Common Stock have no pre-emptive rights and no right to convert stock into any other security.

The Company's Officers and Directors currently own approximately 37.5% of the shares of outstanding Common Stock.

There are no conversion rights or sinking-fund provisions for or applicable to our Common Stock

Dividends

The Company has never declared or paid any cash dividends on its Common S or Preferred Stock and currently intends to retain any future earnings to finance the expansion of its business. As a result, the Company does not anticipate paying any cash dividends on its Common Stock in the foreseeable future

LITIGATION

Although we may become subject to litigation or other legal proceedings from time to time in the ordinary course of our business, we are not a party to any pending legal proceedings and are not aware of any material threatened legal proceeding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

General

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements, including notes thereto, for the years ended December 31, 2014 and 2013, which are included herein. Consolidated unaudited Financial Statements for the years ended 2010 through 2012 can be found at the Company's website at www.greenbeltresources.com and at the OTC Markets Group website.

Overview

The Company was organized in 2001 under the laws of the State of Nevada as "Originally New York, Inc." The Company's headquarters are located in Paso Robles, California.

The Company's business model is to design, develop, construct and implement technology focused on delivering small, commercial scale, end-to-end modular solutions that enable localized processing of locally available resources into sellable products. The Company's technology makes the production of advanced biofuel and other products reliable, practical, and efficient through the deployment of a network of innovative, cost effective, sustainable energy production systems.

Results of Operations – Two years ended December 31, 2014

As an early stage operating company with its current business model, from January 1, 2013 through December 31, 2014, we sold and delivered two (2) of our bio-waste to ethanol systems.

As the design and construction of both these projects required significant time and were accounted for on the percentage of completion method of accounting to construction contracts, our opinion is that the format of the discussion presented here best allows the reader to understand and evaluate our results of operations, financial condition and cash flows.

The two projects resulted in cumulative Net revenue of $2,280,644 and the associated Gross profit was $104,532, a 4.6% gross profit margin.

Cumulative Selling, general & administrative expense was ($1,063,277) and included a one-time, non-cash write off of $200,000 of impaired Goodwill.

As a result, our cumulative Net loss after taxes was ($1,063,277). The loss directly attributable to operations, however, was ($863,277).

The cumulative Net loss above, when combined with prior year net losses, also results in a benefit to the Company in the form of a federal net tax loss carry forward available to offset tax liabilities resulting from future net profits, if any, of approximately $3.4 Million.

The primary reason for the cumulative loss was a substantial shortfall in a budgeted expected Gross profit margin of 42%. The shortfall was the result of several factors, including:

- managing a technical learning curve with a new, innovative technology which delayed commitments for work to vendors; and,
- significant undercapitalization which required the Company to delay/stretch key vendor payments and delays in vendor performance, which resulted in,
- an extension of the cycle time expected to build out the projects and a resultant delay in planned customer milestone payments, which further exacerbated cash flow requirements, and,
- required more senior management time be devoted to project completion rather than sales and marketing efforts benefiting the future of the Company.

In summary, we experienced a vicious cycle of growing pains as an undercapitalized organization, all of which we believe are now behind us but contributed to the current lack of a backlog of system sales.

Liquidity & Cash Flow

Our cumulative Cash flow for the two years ended December 31, 2014 was $27,571.

Cash flow from operations was negative so operations were effectively financed by the issuance of common stock to investors as well as to vendors for certain services in the approximate amount of $754,000.

Current and Future Financing Needs

Primarily due to a prior accumulated net loss of ($2,900,000) incurred before the inception of the current business model (and appointment of the current management team), we have a stockholders' deficit of ($171,627) at December 31, 2014.

Management recognizes the Company's need for capital is paramount to its future success and requires obtaining the funds being raised in this Offering. Management believes that this is the primary key to achieving success. The actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control.

Going Concern

The Company does not yet have a history of financial stability. The principal sources of liquidity have been the issuance of convertible debt, equity securities and prior year's deferral of Officers compensation.

These factors raise doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue operations is dependent on the success of management's plans, which include the operational business model described herein and the success of this Offering.

The Company requires the funds obtained from this Offering to finance the growth of its current and expected future operations and believes its current available cash along with anticipated cash will be insufficient to meet its cash needs for the long-term future.

Facilities Investment

The Company owns an operational waste-to-ethanol system used for research & development and revenue producing purposes, the book basis of which is reflected on the Balance Sheet as $ -0- at December 31, 2014 as the substantial majority of the costs incurred were expensed over prior several years.

Since the initial development year, the total investment in this plant is approximately $1.0 Million, all of which has been expensed.

Off-Balance Sheet Arrangements

We do not have any unconsolidated special purpose entities and we do not have significant exposure to any off-balance sheet arrangements.

We do, however, have an unused source of liquidity in the form of a favorable third party arrangement with a supplier which requires delivery of a significant component part of our next system at no cost, contingent upon the sale of the next system.

Greenbelt Resources Corporation
Consolidated Financial Statements
December 31, 2014
(unaudited)

Table of Contents

CONSOLIDATED BALANCE SHEETS
(unaudited)

	December 31, 2014	December 31, 2013
ASSETS		
Current assets		
Cash	$28,717	$45,327
Accounts receivable	121,285	163,935
Advances and prepaid expenses	52,993	41,000
Total current assets	202,995	250,262
Deposits	-	14,750
Property, plant & equipment, net	16,876	53,139
Goodwill	48,000	248,906
Patent	-	
Total assets	$267,871	$567,057
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Convertible notes	36,600	14,100
Billings in excess of costs and estimated earnings on uncompleted contracts	--	89,200
Accounts payable	217,752	109,902
Accrued expenses	185,146	170,200
Total current liabilities	439,498	383,402
Commitments and contingencies	-	-
Stockholders' equity		
Series B Convertible preferred stock, par value $0.001, 5,000,000 shares authorized, issued and outstanding	5,000	5,000
Series C Preferred stock, par value $0.001, 5,000,000 shares authorized, issued and outstanding	5,000	5,000
Common stock, par value $0.001, 500,000,000 shares authorized, 220,242,151 shares issued and 219,065,150 outstanding 2013, 251,501,096 shares issued and 250,324,065 outstanding 2014	250,324	219,065
Additional paid in capital	3,598,960	3,052,470
Stock subscriptions payable	-	-
Deficit	(4,030,911)	(3,097,880)
Total stockholders' equity (deficit)	(171,627)	183,655
Total liabilities & stockholders' equity	$267,871	$567,057

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Year ended December 31, 2014	Year ended December 31, 2013
NET REVENUES	$464,795	$1,556,993
Cost of revenues earned	796,178	1,071,064
Gross profit (loss)	(331,383)	485,929
EXPENSES		
Selling, general and administrative		
Compensation	125,582	113,179
Other	141,131	180,503
Research and development	80,318	70,555
Depreciation	53,711	37,011
Interest	-	2,879
Impairment Adjustment - Goodwill	200,906	-
Total expenses	601,648	404,127
Operating income (loss)	(933,031)	81,802
NET INCOME (LOSS) BEFORE INCOME TAXES	(933,031)	81,802
Provision for income taxes		-
NET INCOME (LOSS)	($933,031)	$81,802
NET INCOME (LOSS) PER SHARE - BASIC	*	*
Weighted Average Number of Common Shares Outstanding	250,324,065	219,065,150

* less than ($0.01) per share

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Year ended December 31, 2014	Year ended December 31, 2013
OPERATING ACTIVITIES		
Net income (loss)	($933,031)	$81,802
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	53,711	37,011
Underpayment - stock subscription	-	965
Common stock issued for services	84,800	6,800
Goodwill – impairment adjustment	200,906	-
Changes in operating assets and liabilities		
Customer deposit	14,750	
Accounts receivable	42,650	(163,935)
Advances and prepaid expenses	(11,993)	(41,000)
Accounts payable	107,850	60,793
Accrued expenses, including interest	14,946	60,200
Billings in excess of costs and estimated earnings on uncompleted contracts	(89,200)	17,568
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(514,611)	60,204
INVESTING ACTIVITIES		
Purchase of equipment	(17,448)	(20,400)
NET CASH USED IN INVESTING ACTIVITIES	(17,448)	(20,400)
FINANCING ACTIVITIES		
Convertible notes	22,500	-
Payments on convertible notes	-	(15,000)
Common stock issued for stock subscriptions	492,949	-
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	515,449	(15,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,610)	24,804
CASH AND CASH EQUIVALANTS - BEGINNING OF PERIOD	$45,327	20,523
CASH AND CASH EQUIVALENTS - END OF PERIOD	$28,717	$45,327

SUPPLEMENTAL CASH FLOW INFORMATION:	**2014**	**2013**
Stock issued for stock subscriptions	492,949	-

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(unaudited)

	Preferred Stock		Common Stock		Paid-In	Stock Subscriptions	Accumulated	Total Stockholders
	Shares	Amount	Shares	Amount	Capital		(Deficit)	Equity
BALANCE - January 1 ,2013	10,000,000	$10,000	219,065,150	$219,065	$3,052,470	$ -	($3,097,880)	$183,655
Common stock issued for stock subscriptions			25,825,582	25,826	459,623			485,449
Common stock issued for services			4,933,333	4,933	79,867			84,800
Common stock issued for compensation			500,000	500	7,000			7,500
Net (loss)							(933,031)	(933,031)
BALANCE - December 31 ,2014	10,000,000	$10,000	250,324,065	$250,324	$3,598,960	$-	($4,030,911)	($171,627)

See accompanying notes to consolidated financial statements

Notes to Consolidated Financial Statements

Note 1. Business and Organization

Greenbelt Resources Corporation (the "Company") was organized in 2001 under the laws of the State of Nevada as "Originally New York, Inc." The Company's headquarters are located in Paso Robles, California.

The Company's fiscal year end is December 31.

In 2006, the Company's acquired technology in a business transaction which was incorporated into a small-scale biomass/waste-to-ethanol pilot plant. This plant was a research and development facility which supported the Company's business model in the biomass/waste-to-energy markets until 2014. During 2014, the plant became operational and can be used for revenue producing projects. The amount paid in excess of the tangible identifiable value of the technology acquired resulted in Goodwill of $248,906 (Note 12).

The Company's business model is to design, develop, construct and implement technology that makes the production of advanced biofuel reliable, practical, and efficient through the deployment of a network of innovative, cost effective, sustainable energy production systems. The Company is focused on delivering modular solutions designed for localized processing of locally available resources into sellable products.

The small, commercial scale, end-to-end modular systems engineered and constructed by the Company enable the production of commercially-viable advanced biofuel (bio-ethanol) from beverage waste, food waste, energy crops and other cellulosic material with a minimal impact on the environment through energy efficient technology and narrow footprint deployments.

The Company sells its products and services to third parties as well as establishing projects for self-deployment of its technology to address needs for local waste recycling and local energy.

The Company provides end-to-end resource-to-ethanol technology solutions designed for localized processing of locally generated resources (such as waste or energy crops) into locally consumed ethanol, fertilizer and filtered and distilled water. The Company's ethanol plant distillation modules are built around the award winning Butterfield Closed Cycle System™. The ethanol dehydration modules are proprietary energy efficient molecular separation systems built around a patent pending module design housing zeolite ceramic membrane tubes.

The Company is a green technology company and its common stock is quoted on the OTC market under the symbol GRCO.

Note 2. Summary of Significant Accounting Policies

During the year ended December 31, 2012 the Company emerged from the development stage and became a revenue producing operational company.

Principles of Consolidation

The consolidated financial statements as of and for the periods ended December 31, 2014 and December 31, 2013 include the accounts of Greenbelt Resources Corporation and its wholly-owned subsidiary Diversified Ethanol Corporation. All inter-company accounts and transactions have been eliminated.

Cash and Cash Equivalents

The Company maintains cash balances which do not exceed federally insured limits. The Company considers highly liquid investments with an original maturity of three months or less cash equivalents. There were no cash equivalents as of December 31, 2014 and December 31, 2013.

Property, Plant and Equipment

Property consisting of office furnishings, the Company's ethanol facility and related property and equipment is stated at cost, less accumulated depreciation.

Depreciation is calculated using the straight-line method over an estimated useful life of 5 years.

See Note 11.

Revenue and Cost Recognition

Revenue from long-term contracts is recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. This method is used because management considers total costs to be the best available measure of progress on these contracts. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change within the near term.

Contract costs include all direct materials, labor and indirect costs (such as: contract labor, tools and equipment rentals) related to contract performance. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Changes in estimated profitability resulting from performance, conditions, contract penalty provisions, claims, change orders and settlements are accounted for as changes in estimates in the current period.

The asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenue recognized in excess of amounts billed. The liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenue recognized.

Net Income (Loss) per Share

Basic earnings (loss) per share ("EPS") is computed by dividing the net loss attributable to the Company that is available to common stockholders by the weighted average number of common shares outstanding. Diluted EPS gives effect to all potentially dilutive instruments which affect common stock, including stock warrants, convertible debt and convertible preferred stock, using the if converted method. Diluted EPS excludes all dilutive potential shares of common stock if their effect is anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Such estimates and assumptions impact, among others, the valuation and potential impairment associated with intangible assets, revenue recognition and estimates pertaining to the valuation allowance for deferred tax assets.

These estimates require management to exercise significant judgment and it is reasonably possible that conditions or circumstances considered in formulating an estimate could change. Accordingly, actual results could differ from estimates

Intangible Assets

Goodwill

The Company's intangible asset consists of research and development technology acquired in a business transaction and incorporated into its products and services.

Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is not amortized but tested annually for impairment or on an interim basis if an event occurs or circumstances change that would reduce the fair value of the asset below its carrying value. In connection with the annual impairment test for goodwill, we have the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of the asset is less than its carrying amount. If we determine that it was more likely than not that the fair value of the asset is less than its carrying amount, then we perform the impairment test. The test involves as two-step process. The first step involves comparing the fair values of the applicable assets with their aggregate carrying values, including goodwill. We determine the fair value of our assets using the market approach methodology of valuation. If the carrying value of an asset exceeds the assets fair value, we perform the second step of the test to determine the amount of impairment loss. The second step involves measuring the impairment by comparing the implied fair values of the affected assets, including goodwill, with its carrying value.

We completed the required review for the fiscal years ended 2010 through 2013 and for the and concluded that there was no impairment. The required review for the year ended December 31, 2014 resulted in a reduction in the carrying value of Goodwill to $48,000.

Intellectual Property

The Company currently anticipates certain services and products to be sold under patents, trademarks, trade names and perhaps copyrights.

Such intellectual property could become significant assets and may provide both product recognition and commercial sale or licensing revenues. The Company intends on seeking patent and other intellectual property protection covering services and products, as appropriate.

The Company believes it holds certain common law trademark and trade name rights. Additionally, as the Company develops and improves technologies, it will make applications to seek patent protections using best efforts to ensure the rights to all intellectual property potentially held are adequately protected.

There can, however, be no assurance that these rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged.

Non-Monetary Transactions

The Company has established a policy related to the methodology to be used to determine the value assigned to each intangible asset acquired and used or licensed by us and for services or products received by us and compensated by common stock. Value is based on the market price of the common stock issued as consideration at the date of the agreement for each transaction or when the service is rendered or product is received, as adjusted for applicable discounts.

The methods, estimates and judgments used in applying this policy may have a significant impact on the financial statements.

Income Taxes

Income taxes are accounted for under the asset and liability method.

We recognize a liability or asset for the deferred tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future years when reported amounts of the assets or liabilities are recovered or settled.

Assessing whether our deferred tax asset is realizable requires significant judgment. The ultimate realization of the deferred tax asset is dependent upon future taxable income.

We are also required to recognize the financial statement effect of an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.

There were no unrecognized tax benefits for the periods ended December 31, 2014 and December 31, 2013, respectively.

Share- Based Payment Arrangements

Generally, all forms of share-based payments, including stock option grants, warrants and stock grants are measured at fair value on the awards' grant date, based on estimated number of awards that are ultimately expected to vest. Share-based compensation issued for services rendered are recorded at either the fair value of the services rendered or the fair value of the share-based payments, whichever is more readily determinable. Expense is recognized over the period the payment is earned.

All share-based payments made to date have vested upon issuance.

Fair Value of Financial Instruments

The Company measures assets and liabilities at fair value based on an expected exit price as defined by the authoritative guidance on fair value measurements, which represents the amount that would be received on the sale of an asset or paid to transfer a liability, as the case may be, in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability.

The fair value of financial assets and liabilities can be determined based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, as follows:

Level 1 – Observable inputs that reflect quoted market prices in active markets for identical assets or liabilities.

Level 2 – Inputs, reflecting quoted prices for identical assets or liabilities in markets that are not active, that are observable for the assets or liabilities or through corroboration with observable market data.

Level 3 – Unobservable inputs reflecting only the Company's assumptions incorporated in valuation techniques used to determine fair value.

Research and Development

Company sponsored research and development expenses that do not consist of component parts which have a future alternative use are expensed as incurred.

For the periods ended December 31, 2014 and December 31, 2013, expense was $80,813 and $70,555, respectively.

Advertising

The Company's policy is to expense advertising costs as incurred. Advertising expense for the periods ended December 31, 2014 and 2013 was $5,503 and $4,016, respectively.

Recent Accounting Pronouncements

In February 2013, the FASB issued guidance on reporting the effect of significant reclassifications out of accumulated other comprehensive income. The guidance was effective for reporting periods beginning after December 15, 2013 and did not impact our consolidated financial position, results of operations or cash flows.

In February, 2013, the FASB issued guidance regarding liabilities and obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date.

This guidance was effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, and was to be retrospectively applied to all prior periods presented for those obligations. The guidance had no impact on our consolidated financial position, results of operation or cash flows.

In March 2013, the FASB issued guidance regarding a parent company's *accounting* for the cumulative foreign currency translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The amendments were effective prospectively for the first annual period beginning after December 15, 2014 and did not impact our consolidated financial position, results of operations or cash flows.

In May 2014, the FASB issued guidance which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.

The guidance provides that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard.

This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the impact this guidance will have on its consolidated financial position, results of operations and cash flows.

In July 2013, the FASB issued guidance which requires entities to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward when settlement in this manner is available under the tax law. The guidance was effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 and did not have an impact on our consolidated financial position, results of operations, or cash flows.

Note 3. Stockholder' Equity

Common Stock

The Company is authorized to issue 500,000,000 shares of common stock, par value $0.001 per share.

The holders of the Company's common stock are entitled to one vote for each share held of record on all matters submitted for a vote of stockholders. Holders of common stock have no pre-emptive rights and no right to convert stock into any other security.

The Company's Officers and Directors currently own approximately 37.5% of the shares of outstanding common stock.

Preferred Stock

Series A Preferred Stock

No Series A Preferred Stock has been authorized.

Series B Convertible Preferred Stock

As of December 31, 2014, 5,000,000 shares of Series B Convertible Preferred Stock, par value $0.001, were issued and outstanding and held in a Voting Trust, the sole Trustee of which is an officer and director of the Company. Series B Convertible Preferred Stock can only be issued to Company Directors.

Each share of Series B Convertible Preferred Stock is entitled to one vote per share at the time of each vote and ordinary dividends only if declared simultaneously with dividends on common shares.

Each share of Series B Convertible Preferred Stock can be converted into one (1) share of Common Stock.

The Series B Convertible Preferred Stock is non-cumulative, has no liquidation value, no put option and is redeemable only by the Company.

Series C Preferred Stock

As of December 31, 2014, 5,000,000 shares of Series C Preferred Stock, par value $0.001 per share, were issued and outstanding and held by Officers and Directors of the Company.

The Series C shares divide voting rights equally among the Board of Directors at the time of each vote and have either (a) a 100-to-1 voting right as a group or (b) have a 51% voting right in the event 100-to-1 is no longer a majority vote.

The Series C Preferred Stock is entitled to ordinary dividends only if declared simultaneously with dividends on common shares.

The Series C Preferred Stock is non-convertible, non-cumulative, has no liquidation value, no put option and is redeemable only by the Company.

Note 4. Going Concern

The Company incurred a net loss of $933,031 for the year ended December 31, 2014.

The Company does not yet have a history of financial stability. The principal sources of liquidity have been the issuance of convertible debt, equity securities and officer loans. The Company emerged from the development stage in 2012 with an accumulated deficit of approximately ($2,900,000).

These factors raise doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue operations is dependent on the success of management's plans, which include the operational business model described at Note1 and obtaining capital from either funds provided by operations or other sources until such time that total funds are sufficient to provide for working capital requirements.

The Company will require these funds to finance the growth of its current and expected future operations. The Company believes its current available cash along with anticipated cash may be insufficient to meet its cash needs for the long-term future. There can be no assurance that financing, if necessary, will be available in amounts or terms acceptable to the Company, if at all.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the settlement of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 5. Costs and Estimated Earnings on Uncompleted Contracts

The following is a summary of costs, estimated earnings and billings on uncompleted contracts for the period ended December 31, 2014.

Costs incurred on uncompleted contracts	$1,428,467	
Estimated earnings		307,429
Less: billings to date		(1,735,896)
	$0	

Included in the accompanying Balance Sheet under the following caption is:

Billings in excess of costs and estimated earnings on uncompleted contracts: $ -0-.

Note 6. Backlog

The following summarizes changes in backlog on contracts during the year ended December 31, 2014. Backlog represents the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in process at December 31, 2014 and from contractual agreements on which work has not yet begun.

Backlog at December 31, 2013	$416,146	
Change Order - current contract	38,649	
Contingent contract (Note 15)	-	
Less: Contract revenue earned		(454,795)
Backlog at December 31, 2014	$ -	

Note 7. Related Party Transactions

A company in which an officer and director is a cofounder and 10%+ owner provides certain components of Greenbelt's systems. During the period January 1, 2012 through December 31, 2014 Greenbelt committed to pay approximately $270,000 to this company to incorporate these components into revenue producing products and its research and development facility
At December 31, 2014, the commitment was fully paid and under the terms of the agreement, Greenbelt will be provided with these same components for its' next system at no cost..

The Company leases space for manufacturing and assembly from an officer and director. The estimated payments for the initial lease year cannot exceed $30,000 (Note 13).

Certain Officers of the Company deferred payment of a portion of their cash and other compensation in prior years. In December 2011, the Company agreed to issue, and has issued, non-cash share - based compensation in the form of 86.5 million shares of common stock, valued at $0.008 per share, partially in settlement of all compensation due.

Note 8. Convertible Notes

In 2014, the Company issued $22,500 in interest bearing unsecured convertible notes which may be repaid in cash or shares of common stock at the option of the Company.

The notes have an interest rate of 10.0%, are due within one year and are convertible into the Company's common stock at $0.018 per share.

In 2012, the Company issued $29,100 in interest bearing convertible notes which may be repaid in cash or shares of common stock at the option of the Company. The notes have an interest rate of 10%, are due within one year and are convertible into the Company's common stock at $0.018 per share. (Note 14).

At December 31, 2014, $36,600 of the issues are outstanding.

Note 9. Income Taxes

The Company has net operating loss carry forwards of approximately $3,385,000 at December 31, 2014 and research and development credit carry forwards of approximately $120,000, expiring in various periods through 2029. Utilization of the net operating loss carry forwards are and may be limited in the future in the event of ownership changes.

The valuation allowance at December 31, 2014 was approximately $1,396,633. The increase in the valuation allowance during the year ended December 31, 2014 was approximately $317,000.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon future taxable income.

Management has determined that enough uncertainty exists relative to the realization of the deferred income tax asset balance to warrant the application of a full (100%) valuation allowance as of December 31, 2014.

There was no income tax expense for the periods ended December 31, 2014 and 2013.

Components of the net deferred tax asset, including a valuation allowance, are approximately as follows:

	Deferred Tax Assets	Valuation Allowance	
Deferred tax assets as of December 31, 2013	$1,079, 633	($1,079, 633)	
Additions / Reductions	317,000	(317,000)	Deferred tax
assets as of December 31, 2014	$1,396,633	($1,396,633	

The following is a reconciliation of Federal income tax expense for:

	2014	2013
Expected income tax benefit at Federal statutory tax rate of 34%	$317,000	($27,000)
Permanent differences		
Valuation allowance	(317,000)	27,000
Actual income tax (benefit)	$ -	$ -

The tax effects of temporary differences which were computed at a Federal statutory rate of 34% that give rise to deferred tax asset as of December 31, 2014 and December 31, 2013 were as follows:

	2014	2013
Net operating loss carry forwards	$317,000	$27,000
Less: valuation allowance	(317,000)	(27,000)
Net deferred tax assets recorded	$ -	$ -

Note 10. Derivative Financial Instruments

The Company's derivative financial instruments consist of a conversion option embedded in Convertible Notes and the Series B Convertible Preferred Stock.
These derivative financial instruments are categorized in Level 3 of the fair value hierarchy.

The Company has determined that there is no material realized or unrealized gain or loss to be recognized attributable to the derivative financial instruments at December 31, 2014 and no material derivative liability to be recognized at December 31, 2014.

Note 11. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	2014	2013
Resource-to-Ethanol plant	$192,848	$175,400
Equipment, furniture & fixtures	3,000	3,000
Less accumulated depreciation	(178,972)	(125,261)
	$16,876	$ 53,139

The Company's resource-to-ethanol plant is deemed to have an alternative future use and the physical component parts of the plant are capitalized and are being depreciated over 5 years.

All other research and development costs associated with the design and construction of this plant have been expensed as incurred.

Note 12. Goodwill & Other Intangible Assets

The Company's initial Goodwill of $248,906 consisted of technology acquired and incorporated into the ethanol plant. This plant is currently used in operations and continuing research and development to support the business model.

The Company completed required impairment reviews at the end of fiscal 2013, 2012, 2011 and 2010, respectively, and concluded that there were no impairments. Therefore, there were no impairment charges for the periods ended in these years. The required impairment review for the year ended December 31, 2014 resulted in the carrying value of Goodwill being reduced to $48,000.

The Company obtained a provisional patent for a proprietary low cost highly efficient simplified module design to house ceramic membranes and is currently in the process of applying for a permanent patent.

Note 13. Leases

The Company is obligated under an operating lease agreement for a 4,800 square foot manufacturing and assembly facility. The lease commenced September 4, 2013 and can expire either three (3) months from the date of written notice of termination by either party or thirty six (36) months, whichever comes earlier. The facility is used to assemble and test products prior to delivery to customers.

The Company is obligated under an operating lease agreement for a 3,500 square foot premises used for research and development activities. The lease term is month to month with no penalty for termination.

Rent expense for the periods ended December 31, 2014 and 2013 was $60,898 and $36,000, respectively.

At December 31, 2014, minimum future rental commitments are approximately $20,000.

Note 14. Commitments and Contingencies

Employment Agreements

The Company has annual renewable employment agreements with two executive Officers. These agreements provide for minimum salary levels, bonus compensation, change of control and other provisions typical of such agreements.

Performance Bond

In 2011, the Company entered into an agreement to issue 20.0 million shares of common stock at $0.005 per share, as consideration for a commitment to guarantee a Performance Bond related to one of the Company's projects. The agreement also contained other contingent terms and conditions.

As of December 31, 2014 these shares were not issued and the prior year project expense is accrued and is included in cost of revenues earned. These shares were issued in March 2015.

Commitments for Common Stock

The Company entered in several agreements to date to potentially issue approximately 2.5 million shares of common stock valued in a range of $0.01 - $0.018 per share as consideration for certain services rendered and short - term financing guarantees

Purchase Agreement – Contingent Asset

In 2013 the Company entered into a commitment to pay a supplier in which an officer and director is cofounder and 10%+ owner. The supplier is obligated to deliver component parts of the Company's next ethanol plant when construction commences.

Sales Tax

The Company is evaluating a state sales tax issue to determine if said tax applies to a sale to a foreign jurisdiction. If it is concluded that sales tax is payable on the transaction, the tax will be the responsibility of the buyer and there will be no impact on our consolidated financial position, results of operations or cash flows.

Contingent Sales Agreements

In the fourth quarter of 2014, the Company executed an agreement to use its Company owned distillation and dehydration system for testing the processing and conversion of certain specific types of biomass into fuel - grade ethanol. Performance under this contract began in December 2014. Future (periodic) payments are dependent on the success of each specific phase of processing and therefore cannot be determined at this time.

In the first quarter of 2015, the Company executed an agreement to jointly manufacture and assemble an ethanol vapor capture system.

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Note 15. Subsequent Events

Disclosure and /or adjustment to the financial statements is required for material or significant events affecting the Company through the date subsequent events were evaluated by the Company.

In March 2015 the Company issued 20.0 million shares of common stock to satisfy the 2011 commitment referred to in Note 14 and also issued 3,600,000 shares of its common stock to additional investors. Total outstanding shares of common stock at March 13, 2015 are approximately 274,000,000.

In the first quarter of 2015, the Company performed the second phase of the process testing referred to in Note 14.

In the first quarter of 2015, the Company received the order to commence manufacturing the first commercial scale ethanol vapor capture system in accordance with the aforementioned agreement.

PART III – EXHIBITS

Exhibit No.	Description of Document
2.1*	Amended and Restated Articles of Incorporation
2.2	Bylaws
4.1	Form of Subscription Agreement
10.1	Consent of Legal & Compliance, LLC (included in Exhibit 11.1)
11.1	Form of Opinion of Legal & Compliance, LLC

* To be filed by amendment.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Paso Robles, State of California, on May 13, 2015.

GREENBELT RESOURCES CORPORATION

By: ______________________
Darren Eng
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities indicated on May 13, 2015.

Name	Title
Darren Eng	President, Chief Executive Officer, Director and Selling Stockholder
Floyd S. Butterfield	Chief Technology Officer, Treasurer, Director and Selling Stockholder
Joseph Pivinski	Chief Financial Officer
Robert Spooner	Selling Stockholder

BYLAWS

OF

Originally New York, Inc.

ARTICLE I
OFFICES

The principal office of the Corporation in the State of Nevada shall be located in Las Vegas, County of Clark. The Corporation may have such other offices, either within or without the State of Nevada, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

ARTICLE II
SHAREHOLDERS

SECTION 1. Annual Meeting. The annual meeting of the shareholders shall be held on the tenth day in the month of October in each year, beginning with the year 2002, at the hour of one o'clock p.m., for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as soon as onveniently may be.

SECTION 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than fifty percent (50%) of all the outstanding shares of the Corporation entitled to vote at the meeting.

SECTION 3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Nevada, unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, unless otherwise prescribed by statute, as the place for the holding of such meeting. If no designation is made, the place of the meeting will be the principal office of the Corporation.

SECTION 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall unless otherwise prescribed by statute, be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his/her address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

SECTION 5. Closing of Transfer Books or Fixing of Record. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

SECTION 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make a complete list of the shareholders entitled to vote at each meeting of shareholders or at any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

SECTION 7. Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

SECTION 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder by his/her duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting.

SECTION 9. Voting of Shares. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

SECTION 10. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the Bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and the shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Shares of its own stock belonging to the Corporation shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

SECTION 11. Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTCLE III
BOARD OF DIRECTORS

SECTION 1. General Powers. The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation and may exercise all powers of the Corporation, except as are in the Articles of Incorporation or by statute expressly conferred upon or reserved to the shareholders.

SECTION 2. Number, Tenure and Qualifications. The number of directors of the Corporation shall be fixed by the Board of Directors, but in no event shall be less than one (1). Each director shall hold office until the next annual meeting of shareholders and until his/her successor shall have been elected and qualified.

SECTION 3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution.

SECTION 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by them.

SECTION 5. Notice. Notice of any special meeting shall be given at least one (1) day previous thereto by written notice delivered personally or mailed to each director at his business address, by telegram, or by e-mail. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the notice be given to the telegraph company. If notice is given by e-mail, such notice shall be deemed delivered upon sending of said e-mail and no return of the e-mail is received. Any directors may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6. Quorum. A majority of the number of directors fixed by Section 2 of this Article shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 7. Telephonic Meeting. A meeting of the Board of Directors may be had by means of a telephone conference or similar communications equipment by which all persons participating in the meeting can hear each other, and the participation in a meeting under such circumstances shall constitute presence at the meeting.

SECTION 8. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

SECTION 9. Action Without a Meeting. Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the directors.

SECTION 10. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, unless otherwise provided by law. A director elected to fill a vacancy shall be elected for the unexpired term of his/her predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.

SECTION 11. Resignation. Any director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary of the Corporation. Unless otherwise specified in such written notice such resignation shall take effect upon receipt thereof by the Board of Directors or such officer, and the acceptance of such resignation shall not be necessary to make it effective.

SECTION 12. Removal. Any director may be removed with or without cause at any time by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares of stock of the Corporation at a special meeting of the shareholders called for that purpose, and may be removed for cause by action of the Board.

SECTION 13. Compensation. By resolution of the Board of Directors, each director may be paid for his/her expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 14. Contracts. No contract or other transaction between this Corporation and any other corporation shall be impaired, affected or invalidated, nor shall any director be liable in any way by reason of the fact that one or more of the directors of this Corporation is or are interested in, or is a director or officer, or are directors or officers of such other corporations, provided that such facts are disclosed or made known to the Board of Directors, prior to their authorizing such transaction. Any director, personally and individually, may be a party to or may be interested in any contract or transaction of this Corporation, and no directors shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the Board of Directors prior to their authorization of such contract or transaction, and provided that the Board of Directors shall authorize, approve or ratify such contract or transaction by the vote (not counting the vote of any such Director) of a majority of a quorum, notwithstanding the presence of any such director at the meeting at which such action is taken. Such director or directors may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair, invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common, statutory or otherwise) applicable thereto.

SECTION 15. Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they may deem desirable, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

SECTION 16. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his/her dissent shall be entered into the minutes of the meeting or unless he/she shall file written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

ARTICLE IV
OFFICERS

SECTION 1. Number. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors, including a Chairman of the Board. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person. Officers may be directors or shareholders of the Corporation.

SECTION 2. Election and Term of Office. The officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his/her successor shall have been duly elected and shall have qualified, or until his/her death, or until he/she shall resign or shall have been removed in the manner hereinafter provided.

SECTION 3. Resignation. Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

SECTION 4. Removal. Any officer or agent may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights, and such appointment shall be terminable at will.

SECTION 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 6. President. The President shall be the principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the Corporation. He/she shall, when present, preside at all meetings of the shareholders and of the Board of Directors, unless there is a Chairman of the Board, in which case the Chairman will preside. The President may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

SECTION 7. Vice President. In the absence of the President or in event of his/her death, inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice President shall perform such other duties as from time to time may be assigned by the President or by the Board of Directors. If there is more than one Vice President, each Vice President shall succeed to the duties of the President in order of rank as determined by the Board of Directors. If no such rank has been determined, then each Vice President shall succeed to the duties of the President in order of date of election, the earliest date having first rank.

SECTION 8. Secretary. The Secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more minute book provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the president certificates for shares of the Corporation, the issuance of which shall have
been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned by the President or by the Board of Directors.

SECTION 9. Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; (b) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these Bylaws; and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

SECTION 10. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he/she is also a director of the corporation.

SECTION 11. Sureties and Bonds. In case the Board of Directors shall so require any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his/her duties to the Corporation, including responsibility for negligence for the accounting for all property, funds or securities of the Corporation which may come into his/her hands.

SECTION 12. Shares of Stock of Other Corporations. Whenever the Corporation is the holder of shares of stock of any other corporation, any right of power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President or such other person as the Board of directors may authorize.

ARTICLE V
INDEMNITY

The Corporation shall indemnify its directors, officers and employees as follows:
Every director, officer, or employee of the Corporation shall be indemnified

by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.
The Corporation shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.
The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article.

ARTICLE VI
CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

ARTICLE VII
SHARES OF STOCK

SECTION 1. Certificates for Shares. Certificates representing shares of the Corporation shall be in such a form as shall be determined by the Board of Directors. Such certificates shall be signed by the President and by the Secretary or by such other officers authorized by law and by the Board of Directors to do so, and sealed with the corporate seal. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in the case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

SECTION 2. Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his/her legal representative, who shall furnish proper evidence of authority to transfer, or by his/her attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of
the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes. Provided, however, that upon any action undertaken by the shareholders to elect S Corporation status pursuant to Section 1362 of the Internal Revenue Code and upon any shareholders' agreement thereto restricting the transfer of said shares so as to disqualify said S Corporation status, said restriction on transfer shall be made a part of the Bylaws so long as said agreement is in force and effect.

ARTICLE VIII
FISCAL YEAR

The fiscal year of the Corporation shall begin on the first day of January and end on the thirty first day of December of each year.

ARTICLE IX
DIVIDENDS

The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

ARTICLE X
CORPORATE SEAL

The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation and the state of incorporation and the words "Corporate Seal".

ARTICLE XI
WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or director of the Corporation under the provisions of these Bylaws or under the provisions of the Articles of Incorporation or under the provisions of the applicable Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XII

AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors.

The above Bylaws are certified to have been adopted by the Board of Directors of the Corporation on the 15th day of March 2001.

____
Secretary

GREENBELT RESOURCES CORPORATION

(a Nevada corporation)
3500 Dry Creek Road #6
Paso Robles, CA 93446

SUBSCRIPTION AGREEMENT

Greenbelt Resources Corporation
3500 Dry Creek Road #6
Paso Robles, CA 93446

Dear Mr. Eng:

1. Application. The undersigned, intending to be legally bound, hereby subscribes for ________________[insert written number of shares]________________________(__[insert numerical #]__) shares of restricted common stock ("Shares") of Greenbelt Resources Corporation, a Nevada company (the "Company"), at a purchase price of two and eight tenths of a cent ($0.028) per Share. The undersigned acknowledges that this $__[insert dollar amount]_.00 subscription may be accepted or rejected in whole or in part by the Company in its sole discretion and that this subscription is and shall be irrevocable unless the Company rejects it.

2. Representations and Warranties. The undersigned represents and warrants as follows:

(a) The undersigned is familiar with the business and operations of the Company and has conducted due diligence to their complete satisfaction. The undersigned and its advisors have had a reasonable opportunity to ask questions of and receive answers from the Company concerning the company direction and the Shares.

(b) The undersigned has been supplied with or has sufficient access to all information, including financial statements and other financial information of the Company, and has been afforded an opportunity to ask questions of and receive answers from officers of the Company concerning information to which a reasonable investor would attach significance in making investment decisions.

(c) The undersigned is not subscribing for the Shares as a result of or subsequent to any advertisement, articles, notice or other communication published in any newspaper, television or radio or presented at any seminar or meeting, or any solicitation of a subscription by a person not previously known to the undersigned in connection with investments in securities generally.

(d) The undersigned has adequate means of providing for its current financial needs and contingencies, is able to bear the substantial economic risks of an investment in the Shares for an indefinite period of time, has no need for liquidity in such investment, has made commitments to investments that are not readily marketable which are reasonable in relation to the undersigned's net worth and can afford a complete loss of such investment.

(e) The undersigned has such knowledge and experience in financial, tax and business matters so as to enable it to utilize the information made available to it in connection with the offering of the Shares to evaluate the merits and risks of an investment in the Shares and to make an informed investment decision with respect thereto.

(f) The undersigned is not relying on the Company with respect to the tax and other economic considerations of an investment in the Shares, and the undersigned has relied on the advice of, or has consulted with, only the undersigned's own advisors.

(g) The undersigned has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company and, if the undersigned is an entity, is authorized and otherwise duly qualified to purchase and hold the Shares and to enter into this Agreement.

(h) The undersigned fully understands that the Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of certain states and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless the securities are subsequently registered under the Securities Act and under the applicable securities laws of such states or unless an exemption from such registration is available in the opinion of counsel reasonably satisfactory to counsel for the Company. The undersigned is purchasing the Shares for the undersigned's own account, for investment and not with a view to resale or distribution except in compliance with the Securities Act and applicable state securities laws. The undersigned further acknowledges that there is presently no market for the purchase and sale of the Shares and that no such market may ever exist.

(i) The undersigned agrees to the placement of a legend on any certificate or other document evidencing the Shares, stating that they have not been registered under the Securities Act.

(j) The undersigned maintains its domicile, and is not merely a transient or temporary resident, at the residence address shown on the signature page hereto.

(k) The representations, warranties and agreements contained herein and in the related Investor Qualification Questionnaire are true and correct as of the date hereof and may be relied upon by the Company, and the undersigned will notify the Company immediately of any adverse change in any such representations and warranties which may occur prior to the acceptance of the subscription and will promptly send the Company written confirmation thereof. The representations, warranties and agreements of the undersigned contained herein shall survive the execution and delivery of this Agreement and the purchase of the Shares.

3. Investor Status. The undersigned further represents and warrants as indicated below by the undersigned's initials:

(a) Individual Investors: (Initial one or more of the following four statements):

___________ (i) I certify that I am an accredited investor because I have had individual income (exclusive of any income earned by my spouse) of more than $200,000 in 2012 and 2013 and I reasonably expect to have an individual income in excess of $200,000 in 2014.

___________ (ii) I certify that I am an accredited investor because I have had joint income with my spouse in excess of $300,000 in 2012 and 2013 and I reasonably expect to have joint income with my spouse in excess of $300,000 in 2014.

___________ (iii) I certify that I am an accredited investor because I have an individual net worth, or my spouse and I have a joint net worth, in excess of $1,000,000. For purposes of calculating net worth under this paragraph: (A) The person's primary residence shall not be included as an asset; (B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability

(b) Partnerships, corporations, trusts and other entities: (Initial one of the following three statements):

(i) the undersigned hereby certifies that it is an accredited investor because it is:

__________ (A) an employee benefit plan whose total assets exceed $5,000,000;

__________ (B) an employee benefit plan whose investment decisions are made by a plan fiduciary which is either a bank, savings and loan association or an insurance company (as defined in Section 3(a) of the Securities Act) or an investment advisor registered as such under the Investment Advisors Act of 1940;

__________ (C) a self-directed employee benefit plan, including an Individual Retirement Account, with investment decisions made solely by persons that are accredited investors;

__________ (D) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

__________ (E) any corporation, partnership or Massachusetts or similar business trust, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000; or

__________ (F) a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of an investment in the Shares.

__________ (ii) the undersigned hereby certifies that it is an accredited investor because it is an entity in which each of the equity owners qualifies as an accredited investor under items a(i), (ii) or (iii) or item b(i) above.

4. Indemnification. The undersigned agrees to indemnify and hold the Company and its agents, representatives and employees harmless from and against all liability, damage, loss, cost and expense (including reasonable attorneys' fees) which they may incur by reason of the failure of the undersigned to fulfill any of the terms or conditions of this Agreement, or by reason of any inaccuracy or omission in the information furnished by the undersigned herein or any breach of the representations and warranties made by the undersigned herein or in any document provided by the undersigned to the Company.

5. Miscellaneous.

(a) This Agreement has been duly and validly authorized, executed and delivered by the undersigned and constitutes the valid, binding and enforceable agreement of the undersigned. If this Agreement is being completed on behalf of an entity it has been completed and executed by an authorized party.

(b) The Memorandum, this Agreement and any documents referred to herein constitute the entire agreement between the parties hereto with respect to the subject matter hereof and together supersede all prior discussions or agreements in respect hereof.

(c) Within five (5) days after receipt of a written request from the Company, the undersigned agrees to provide such information, to execute and deliver such documents and to take, or forbear from taking, such actions or provide such further assurances as reasonably may be necessary to correct any errors in documentation or to comply with any and all laws to which the Company is subject or to effect the terms of the Memorandum.

(d) The Company shall be notified immediately of any change in any of the information contained above occurring prior to the undersigned's purchase of the Shares or at any time thereafter for so long as the undersigned is a holder of the Shares.

(e) If this subscription is accepted by the Company, then the undersigned irrevocably appoints ________________ with full power of substitution as his agent and attorney-in-fact for the purpose of affixing to the Operating Agreement the Operating Agreement Signature Page attached hereto which the undersigned has executed and delivered to the Company with the intent, purpose and effect that he shall be admitted to the Company as an investor and be legally bound by the terms of said Agreement.

6. IOWA LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this ______ day of ____________, 20 _____.

____

(Signature of subscriber)

PRINT NAME:______________________

COMPANY NAME (IF APPLICABLE):

____

TITLE OF SIGNER (IF APPLICABLE):

____

TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NO.:____________________

RESIDENCE OR BUSINESS ADDRESS:

____

Street

City State Zip

MAILING ADDRESS (If different from business address):

____
Street

____
City State Zip

____
Email

____
Phone

ACCEPTED AND AGREED TO:

Greenbelt Resources Corporation

By:______________________________
Name: Darren Eng
Title: CEO
Date: _________, 20___

Exhibit 11.1

[LEGAL & COMPLIANCE, LLC LETTERHEAD]

_______________, 2015

Board of Directors
Greenbelt Resources Corporation
3500 Dry Creek Road, Unit 6
Paso Robles, CA 93446

Re: Regulation A Offering Statement on Form 1-A

Ladies and Gentlemen:

We have acted as securities counsel to Greenbelt Resources Corporation (the "Company"), in connection with the preparation and filing with the Securities and Exchange Commission of a Regulation A Offering Statement on Form 1-A (the "Offering Statement") for 60,000,000 shares of common stock for a purchase price of $0.0375 per Share (the "Shares").

In connection with rendering this opinion, we have examined the originals, or certified, conformed or reproduction copies, of all such records, agreements, instruments and documents as we have deemed relevant or necessary as the basis for the opinion hereinafter expressed. In all such examinations, we have assumed the genuineness of all signatures on original or certified copies and the conformity to original or certified copies of all copies submitted to us as conformed or reproduction copies. As to various questions of fact relevant to this opinion, we have relied upon, and assumed the accuracy of, certificates and oral or written statements and other information of or from public officials, officers or representatives of the Company, and others.

We have reviewed: (a) the Amended and Restated Articles of Incorporation of the Company, as amended; (b) the Bylaws of the Company, as amended; (c) Resolutions adopted by the Board of Directors of the Company pertaining to the Shares; (d) the Offering Circular; and (e) such other corporate documents, records, papers and certificates as we have deemed necessary for the purposes of the opinions expressed herein.

Based upon and subject to the foregoing and to the other qualifications and limitations set forth herein, we are of the opinion that the Shares, when issued and delivered in the manner and/or the terms described in the Offering Circular as filed (after it is declared qualified) will be validly issued, fully paid and non-assessable.

The opinions herein are limited to the federal laws of the United States of America and reported judicial decisions interpreting those laws, as such laws presently exist and to the facts as they presently exist. We express no opinion as to laws of any other jurisdiction. We assume no obligation to revise or supplement this opinion should the laws be changed after the effective date of the Offering Statement by legislative action, judicial decision or otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Sincerely yours,

____

Laura E. Anthony, For the Firm